NIAGARA INTERNATIONAL CAPITAL LIMITED

(SEC I.D. No. 8-66911)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Niagara International Capital Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10920 Via Frontera, Suite 520
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Nanula — 800-353-1770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dansa & D'Arata LLP
(Name – *if individual, state last, first, middle name*)

361 Delaware Avenue	Buffalo	NY	14202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Anthony Nanula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Niagara International Capital Limited, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of SAN DIEGO
Subscribed and sworn to (or affirmed) before me on this 1 day of FEB, 20 19, by ANTHONY NANULA
~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature: Notary Public

Signature

President & CCO

Title

GREGG MILLER
Notary Public - California
San Diego County
Commission # 2172182
My Comm. Expires Nov 18, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIAGARA INTERNATIONAL CAPITAL LIMITED

TABLE OF CONTENTS

DAVIE KAPLAN
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Niagara International Capital Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Niagara International Capital Limited as of December 31, 2018, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Niagara International Capital Limited as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Niagara International Capital Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to fraud or error. Niagara International Capital Limited is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Davie Kaplan, CPA, P.C.
1000 First Federal Plaza · Rochester, New York 14614
Tel: 585-454-4161 · Fax: 585-454-2573 · www.daviekaplan.com

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statement and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Davie Kaplan, CPA, P.C.

We have served as Niagara International Capital Limited's auditor since January 22, 2019.

Rochester, New York

February 27, 2019

NIAGARA INTERNATIONAL CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH $ 79,671

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable	$	8,884
Accrued expenses		1,635
Due to related party		32,563
Total current liabilities		43,082

STOCKHOLDER'S EQUITY:

Common stock - no par value, stated value $1,250 per share, 200 shares authorized, 4 shares issued and outstanding	5,000
Additional paid-in capital	1,411,362
Accumulated deficit	(1,379,773)
	36,589
	$ 79,671

The accompanying notes are an integral part of the financial statement.

1. ORGANIZATION

Niagara International Capital Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides retail and investment banking services primarily in New York State and California. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash at financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. This revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current U.S. generally accepted accounting principles (GAAP) and replaces it with a principles-based approach for determining revenue recognition. The core principle of the revenue recognition standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. This standard has been adopted for the year ended December 31, 2018 and applied retrospectively.

Commissions and fees earned on the trades of mutual funds, equities, REITs, and others, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade date basis and are recorded as revenue at that time. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are funded.

Advertising - Advertising costs are expensed as incurred, and totaled $16,087 for the year ended December 31, 2018.

Income Taxes - The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. As such, the Company is not a taxpaying entity, and no income tax provision has been reflected in the accompanying financial statements as income or loss from the Company is included in the Stockholder's individual income tax returns. The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.
The Company is no longer subject to federal or state tax examination by tax authorities, for all returns filed, for the years ending December 31, 2014 and prior.

NIAGARA INTERNATIONAL CAPITAL LIMITED

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(Continued)*

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

New accounting pronouncements - The Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The core principle of the new standard is that lessees should recognize assets and liabilities arising from all leases, except for leases with a lease term of 12 months or less. The Company will be required to adopt the new standard for annual reporting periods beginning after December 15, 2018. Management is evaluating the impact of this new standard on its financial statements.

Subsequent Events - The Company has evaluated events and transactions that occurred between January 1, 2019 and February 27, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. **REGISTERED REPRESENTATIVE CONTRACTS**

The Company has entered into agreements with several individuals in New York City, California, and Michigan to act as registered representatives of the Company in order to assist in executing investment banking and registered investment advisor contracts. These individuals are compensated as consultants and earn fees and commissions on those contracts. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission and consulting fees under these agreements amount to $2,992,166 for the year ended December 31, 2018. These fees are included in salaries and commissions expense in the accompanying statement of operations. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

4. **RELATED PARTY TRANSACTIONS**

The Company is party to a shared services agreement with multiple companies that are related through common ownership. Certain expenses, as defined by the shared services agreement, are paid for by Chalice Wealth Partners, LLC ("CWP"). At the end of each month, any expenses paid for by CWP that are directly attributable to a specific company are allocated 100% to that Company. The remaining expenses covered under the shared services agreement are pooled and allocated to each of the related companies based on each company's pro-rata portion of total revenue for the month.

The Company currently owes $32,563 to CWP for shared expenses. The amount due is non-interest bearing and has no formal repayment terms. Full payment is expected to be made within the next year.

5.   **NONCASH ACTIVITY**

During June of 2018, the Company ceased nearly all retail and investment banking activities. Most of the Company's contracts were terminated and then renewed under Chalice Capital Partners, LLC ("CCP"), a broker-dealer indirectly related through common ownership. Simultaneously, substantially all of the assets and liabilities of the Company were distributed to the stockholder's of the Company and then contributed to CCP. The noncash distribution consisted of $964,792 of accounts receivable; $36,061 of restricted cash; $2,000 of other assets, $899,646 of amounts payable under the registered representative contracts; and $29,751 of other liabilities. The net of this noncash distribution totaled $73,456. Additionally, an investment with a book value of $20,050 was distributed to the partners of the Company. In total, the $94,406 noncash distribution has been excluded from the accompanying statement of cash flows for the year ended December 31, 2018.

6.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $36,589 which was $31,589 in excess of its required capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.18 to 1 at December 31, 2018.

The Company's unaudited computation of net capital of $36,589 disclosed in Part II of the previously filed Form X-17A-5 (Focus Report) as of December 31, 2018, was in agreement with the amount determined in the above paragraph.

7.   **SUBSEQUENT EVENTS**

Effective February 20, 2019, 100% of the stock of the Company was sold, assigned, and transferred by the current stockholders.

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